January 17, 2024

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Catalyst Strategic Income Opportunities Fund

Dear Staff:

On behalf of Catalyst Strategic Income Opportunities Fund (the “Trust”), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, the Trust's Registration Statement on Form N-2. The Trust’s Form N-8A was filed on January 11, 2024.

If you have any questions concerning this filing, please contact the undersigned at (216) 566-5706.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla